Lee D. Neumann

Member of the New York and Paris bars

BY EDGAR

January 25, 2018

John Dana Brown, Esq., Attorney-Advisor

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	Tempus Applied Solutions Holdings, Inc. Amendment No. 2 to the Registration Statement on Form S-1 Filed January 25, 2018 File No. 333-221049

Dear Mr. Brown,

On behalf of my client, Tempus Applied Solutions Holdings, Inc. (the “Company”), I wish to inform you of the above-referenced filing (the “Registration Statement”).

Amendment No. 2 has been filed to reflect that the number of shares registered for a concurrent offering by the Company (SEC File No. 333-221048) has been reduced, as requested by the Staff. In addition, the compensation information has been updated to include the year ended December 31, 2017, and very limited modifications have been made to update information regarding the anticipated acquisition of L-1011 aircraft.

Based on the Staff’s earlier confirmation by telephone that it had no further comments on Amendment No. 1, and in light of the limited changes described above, I trust that that Amendment No. 2 will not give rise to additional comments by the Staff.

Thank you in advance for your prompt review of the Registration Statement. If you have any questions, please do not hesitate to contact me by phone at 011-33-1-3071-6974 or 011-33-1-6026-3876 (cell), or by email at lee.neumann@uslaw.fr.

Very truly yours,

/s/ Lee D. Neumann
Lee D. Neumann

cc:	Johan A. Bergendorff Tempus Applied Solutions Holdings, Inc.

Tél : +33.1.30.71.69.74	Mobile : +33.6.20.26.38.76	Fax : +33.9.72.33.78.40

E-mail : lee.neumann@uslaw.fr		11 bis rue Volney, 75002 Paris, France